

Mail Stop 4628

October 30, 2015

Via E-mail
Michael H. Lou
Chief Financial Officer
Oasis Petroleum Inc.
1001 Fannin Street, Suite 1500
Houston, Texas 77002

      Re: **Oasis Petroleum Inc.**
             Form 10-K for Fiscal Year Ended
             December 31, 2014
             Filed February 26, 2015
             File No. 001-34776

Dear Mr. Lou:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Overview, page 48

1.   Disclosure appearing in your annual report and on page 20 of your Form 10-Q for the period ended June 30, 2015 indicates that sustained periods of low prices for oil or natural gas could materially and adversely affect your financial position, results of operations, and the quantities of oil and natural gas reserves that you can economically produce. Per Section III.B.3 of SEC Release No. 33-8350, quantitative disclosure of the reasonably likely effects of material trends and uncertainties should be provided, and may be required, if reasonably available. Please revise the disclosure under this section and in additional areas of your filing, as applicable, to provide additional language addressing

the risks resulting from the uncertainty associated with recent changes in commodity prices. Specifically, include quantitative disclosure regarding your reserve quantities reflecting potential scenarios deemed reasonably likely to occur by management. Refer to Item 303(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources